Exhibit 99.1

Stellantis to Outline Long-term Strategic Plan on March 1

AMSTERDAM, February 16, 2022 - Stellantis N.V announced today it will outline its long-term strategic plan on Tuesday, March 1, 2022 at 2 p.m. CET / 8 a.m. EST.

Carlos Tavares, Chief Executive Officer, will share Stellantis’ long-term strategic plan to further define how the Company intends to lead the way the world moves.

Details for accessing the event are available under the Investors section of the Stellantis corporate website at www.stellantis.com. A recorded replay will be accessible under the Investors section of the Stellantis corporate website after the event.

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Valerie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 81 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com